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                                                                   EXHIBIT 99.1


                               SUN HEALTHCARE GROUP, INC.  101 Sun Avenue NE
                                                          Albuquerque, NM 87109
                                                          505.821.3355
                                                          www.sunh.com

 Sun Healthcare Group Completes Acquisition of Retirement Care Associates and
                                Contour Medical

      ALBUQUERQUE, N. M., July 1 /PRNewswire/ -- Sun Healthcare Group, Inc. (NYSE: SHG) today announced that it has completed the acquisitions of Retirement Care Associates, Inc. (NYSE: RCA) and Contour Medical, Inc. (Nasdaq:
CTMI).
      Sun will issue 0.505 shares of common stock in exchange for each outstanding share of RCA common stock, for a total of approximately 7.6 million shares. Sun will also issue approximately 298,000 shares of its Series B convertible preferred stock in exchange for the outstanding shares of RCA Series F preferred stock, which is convertible into approximately 280,000 shares of Sun common stock.
      Sun also acquired Contour Medical, a national provider of medical supplies for the long-term care industry and specialty products for hospitals. RCA owns approximately 65 percent of the outstanding shares of Contour Medical. Sun will issue approximately 1.8 million shares of common stock in exchange for the remaining 35 percent of Contour Medical common stock, which is an exchange ratio of 0.524.
      The total value of the RCA and Contour Medical transactions, including debt assumed, is approximately $320 million. The transactions were approved by Sun, RCA and Contour Medical shareholders on June 30, 1998. Both acquisitions were approved by 90 percent of the votes cast by Sun shareholders.
      Subsequent to the announcement of the merger agreement between Sun and RCA in February 1997, Sun subsidiaries became providers of therapy and pharmacy services to most of the RCA facilities. As a result, the full integration of the two companies is expected during 1998.
      The completion of the RCA acquisition adds 97 long-term and subacute care facilities to Sun's U.S. operations. Of these, 74 are skilled nursing facilities with more than 8,200 beds, and 23 are assisted living facilities with more than 2,500 units. Sun's U.S. operations now include 387 skilled nursing facilities with more than 44,000 beds, and 33 assisted living facilities with 3,500 units. The company also operates 179 facilities with 11,200 beds in the United Kingdom, Spain, Australia and Germany.
      Sun Healthcare Group, Inc. is a diversified international long-term care provider. Sun operates long-term and subacute care facilities in the United States, the United Kingdom, Spain, Australia and Germany. Sun also provides therapy and pharmacy services, medical supplies and comprehensive ancillary services to the long-term care industry.
      Except for historical information, all other matters in this press release are forward-looking statements that involve risks and uncertainties as detailed from time to time in the company's SEC filings, including Sun's annual report on Form 10-K for the fiscal year ended Dec. 31, 1997, and Sun's registration statement on Form S-4, as amended, filed in connection with the RCA and Contour Medical transactions.

SOURCE  Sun Healthcare Group, Inc.
CONTACT: Investors: Marjorie Goldstein or Media: Phyllis Goodman of Sun Healthcare, 505-821-3355
Web Site: http://www.sunh.com